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Exhibit 4.15

THIS SECURED PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). NO SALE OR DISPOSITION MAY BE EFFECTED EXCEPT IN COMPLIANCE WITH RULE 144 UNDER SAID ACT OR AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL FOR THE PAYEE SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE ACT OR RECEIPT OF A NO-ACTION LETTER FROM THE SECURITIES AND EXCHANGE COMMISSION.

SECURED PROMISSORY NOTE

$3,154,622.11	July 2, 2007 Denver, Colorado

        FOR VALUE RECEIVED, LOCAL MATTERS, INC., a Delaware corporation formerly known as APTAS, INC. ("Company"), hereby promises to pay to YP WEB PARTNERS, LLC, a Louisiana limited liability company ("Payee"), in lawful money of the United States of America and in immediately available funds, the principal sum of Three Million One Hundred Fifty-Four Thousand Six Hundred Twenty-Two Dollars and Eleven Cents ($3,154,622.11) together with accrued and unpaid interest thereon, each due and payable on the dates, in the manner, and subject to the terms and conditions set forth below.

        This Promissory Note (the "Note") amends and restates the promissory note dated April 14, 2005 by Company to Payee in the original principal amount of $10,000,000.00, as amended by the Allonge to Promissory Note dated May 1, 2006 between Company and Payee (the "Original Note") that was referred to in and was executed and delivered in connection with that certain Asset Purchase Agreement dated as of April 14, 2005 executed by Company, the Payee and the Members (as defined therein) (as the same may from time to time be amended, modified or supplemented or restated, the "Purchase Agreement"). The Payee acknowledges that the "Original Face Amount" of the Original Note was reduced to approximately $6,145,000 in accordance with the terms of the Original Note, and that payments made by the Company have reduced the principal amount and accrued and unpaid interest to the face amount hereof. Additional rights and obligations of Payee are set forth in the Purchase Agreement. All capitalized terms used herein and not otherwise defined herein shall have the respective meanings given to them in the Purchase Agreement. Upon the execution and delivery hereof, the Original Note shall be void and of no further force or effect.

        1.    Principal and Interest Repayment.

          1.1   Subject to Sections 1.2 and 1.3 below, the principal amount hereof and interest hereon shall be due and payable on the dates and in the amounts set forth below. The payments set forth below shall be applied first to accrued interest, and thereafter to the outstanding principal balance hereof.

Interest Rate 8%	Cash Payment	Principle	Interest	Balance
7/1/07				3,154,622.11
7/31/07	100,000.00	78,565.86	21,434.14	3,076,056.25
8/31/07	100,000.00	79,099.67	20,900.33	2,996,956.58
9/30/07	100,000.00	80,293.98	19,706.02	2,916,662.60
10/31/07	100,000.00	80,182.68	19,817.32	2,836,479.92
11/30/07	—	—	18,650.83	2,855,130.75
12/31/07	—	—	19,399.24	2,874,529.99
1/31/08	219,531.05	200,000.00	19,531.05	2,674,529.99
2/29/08	216,999.75	200,000.00	16,999.75	2,474,529.99
3/31/08	216,813.24	200,000.00	16,813.24	2,274,529.99
4/30/08	214,955.81	200,000.00	14,955.81	2,074,529.99
5/31/08	214,095.44	200,000.00	14,095.44	1,874,529.99
6/30/08	212,325.68	200,000.00	12,325.68	1,674,529.99
7/31/08	211,377.63	200,000.00	11,377.63	1,474,529.99
8/31/08	210,018.72	200,000.00	10,018.72	1,274,529.99
9/30/08	208,380.47	200,000.00	8,380.47	1,074,529.99
10/31/08	207,300.92	200,000.00	7,300.92	874,529.99
11/30/08	205,750.33	200,000.00	5,750.33	674,529.99
12/31/08	679,113.10	674,529.99	4,583.11	0.00

On December 31, 2008 the entire remaining principal amount and all accrued and unpaid interest shall be due and payable in full.

          1.2   In the event that the Company effects a public offering of any nature, including, without limitation, an offering on the Alternative Investment Market in London, England or the Toronto Stock Exchange (a "Public Offering"), the Company shall consult with the underwriters or nominated advisor, as applicable, regarding the use of a portion of the net proceeds from such Public Offering to pay all or a portion of the principal and accrued and unpaid interest on this Note. If the underwriters or nominated advisor with respect to the Public Offering determine that marketing factors permit such payment to be made, then the Company shall apply to the payment of this an amount reasonably acceptable to such underwriters or nominated advisor, as applicable. All such payments shall occur on the date of closing of the Company's sale of its securities pursuant to such Public Offering. In the event such a payment is made, all payments will be applied to this Note, the Secured Promissory Notes dated January 19, 2007, as amended by Allonge to Secured Promissory Note dated July 2, 2007 (the "Secured Promissory Notes"), and the promissory notes issued by the Company on or about October 19, 2006 in the aggregate face amount of approximately $6,000,000 (the "Interim Financing Notes") in an amount not less than the pro rata amount payable to the holders of this Note, the Secured Promissory Notes and the Interim Financing Notes upon such public offering.

          1.3   In the event that the Board of Directors of the Company elects not to undertake a Public Offering, the Company will be required to make additional payments on the Note in amount equal to one-half of the difference between $1,000,000 and the amounts actually expended in connection with such Public Offering (the "Additional Payment"). Notwithstanding the foregoing, if, as of December 31, 2007 the Company has not effected a Public Offering, the Company shall be deemed to have elected not to undertake a Public Offering, and the payments called for by the immediately preceding sentence shall be due and payable beginning on January 31, 2008. The earlier of the date on which the Board of Directors of the Company elects not to undertake a

  Public offering or, if the Company has not effected and is Not Actively Pursuing a Public Offering, December 31, 2007 shall be the "Election Date." For purposes of this Note, "Not Actively Pursuing a Public Offering" shall mean that the Company has failed to retain, or to continue to retain, lawyers, accountants and underwriters to effect a Public Offering or alternatively, if the Company has retained lawyers, accountants and underwriters to effect a Public Offering, such lawyers, accountants and underwriters are not actively, continuously and in good faith taking all action necessary to effect a Public Offering. Within 15 days following the Election Date, the Company will provide to the Payee a detailed schedule of the total expenses associated with the Public Offering (the "Offering Expenses"). In the event that the Payee objects to the Company's calculation of the Offering Expenses, the Payee shall deliver to the Company a notice describing in reasonable detail the Payee's objection to the Company's calculation (an "Objection Notice"), accompanied by a statement setting forth the dollar amount determined by the Payee to represent the Offering Expenses. If the Payee does not deliver an Objection Notice to the Company within the 30-day period referred to in the immediately preceding sentence, then the Company's calculation of the Offering Expenses shall be binding and conclusive on the Company and the Payee. If the Payee delivers an Objection Notice to the Company within 30-day period referred to in this paragraph, and if the Payee and the Company are unable to agree upon the calculation of the Offering Expenses within 60 days after an Objection Notice is delivered to the Company, the Payee and the Company shall select a nationally recognized accounting firm mutually acceptable to them (the "Neutral Accountant") to resolve any remaining objections, the cost of which shall be paid by the party whose assertion regarding the amount of the Offering Expenses differs by the greater amount from the Offering Expenses determined by the Neutral Accountant. If the Company and the Payee are unable to select a Neutral Accountant within 10 days after the commencement of such selection process, the Neutral Accountant shall be KPMG (or its successor) unless the Company and the Payee agree to another Neutral Accountant within 15 days of the commencement of the selection process. The Payee and the Company shall jointly instruct the Neutral Accountant to resolve any unresolved objections within 30 days after referral of the matter to it and the determination by the Neutral Accountant of the Offering Expenses shall be conclusive and binding on the Company and the Payee absent fraud or manifest error. The Additional Payment shall be paid in four equal installments. The first installment shall be paid on the first day of the month immediately following the calculation of the Additional Payment, and the remaining three installments shall be paid on the first day of each of the next three following months. The Additional Payment shall be in addition to the payment of the amounts set forth in Section 1.1 above.

        2.    Interest Rate.    Company further promises to pay interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of eight percent (8%) per annum. Interest payments hereunder shall be due and payable in accordance with the schedule of payments set forth in Section 1 hereof, which amounts have been calculated to reflect an annual interest rate of eight percent (8%). Interest shall be calculated on the basis of a 365-day year for the actual number of days elapsed. Upon the occurrence and during the continuance of an Event of Default, Payee shall have the right by written notice to Company to prospectively increase the interest rate under this Note to be equal to fourteen (14%) percent per annum until such Event of Default is cured, but in no event to exceed the maximum rate allowed by law on commercial loans.

        3.    Place of Payment.    All amounts payable hereunder shall be payable at 306 Arlington Drive, Metairie, LA, 70001, unless another place of payment shall be specified in writing by Payee.

        4.    Secured Note.    The full amount of this Note is secured by the collateral (the "Collateral") identified and described as security therefor in (i) the Security Agreement dated April 14, 2005 (the "2005 Security Agreement") executed by and delivered by Company to Payee and (ii) the Security Agreement dated as of September 25, 2007 (the "2007 Security Agreement," and together with the 2005

Security Agreement, the "Security Agreements") executed by and delivered by Company to Payee. Company specifically reaffirms, confirms and acknowledges the 2005 Security Agreement and the Liens (as defined thereunder) on all of the Collateral thereunder as security for Company's payment and performance of the Secured Obligations (as defined thereunder), whether now existing or hereafter arising, which Secured Obligations include without limitation the indebtedness, liabilities and obligations of Company to Payee under this Note. Company shall not, directly or indirectly, create, permit or suffer to exist, and shall defend the Collateral against and take such other action as is necessary to remove, any Lien (as defined in each Security Agreement) on or in the Collateral, or in any portion thereof, except as permitted pursuant to each Security Agreement. Payee shall release its lien on the Collateral upon (i) delivery by Company to a restricted account acceptable to Payee, in its reasonable discretion and over which Payee has control and a first lien and security interest, of cash collateral in an amount equal to the then Outstanding Principal Amount and all accrued but unpaid interest on this Note and (ii) execution and delivery to Payee of a control agreement in form and substance satisfactory to Payee.

        5.    Setoff.    All payments to be made under this Note shall be subject to setoff under the terms and conditions set forth in Section 5 of the Purchase Agreement. Any such setoffs shall be applied first to accrued interest and thereafter to installments of unpaid principal in the order of their maturity commencing with the earliest such installment.

        6.    Default.    Each of the following events shall be an "Event of Default" hereunder:

          6.1   Company fails to pay timely any of the principal due under this Note within five (5) days of the date the same becomes due and payable or any accrued interest or other amounts due under this Note within five (5) days of the date the same becomes due and payable;

          6.2   Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing;

          6.3   An involuntary petition is filed against Company (unless such petition is dismissed or discharged within sixty (60) days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors or other similar official is appointed to take possession, custody or control of any property of Company;

          6.4   Company breaches any material representation, warranty or covenant in, or fails to perform any material obligations under, this Note or the Security Agreement, and such breach or failure is not cured within thirty (30) days following written notice of such breach or failure delivered by Payee to Company;

          6.5   Company defaults in the payment of any amounts or in the performance of any obligations contained in any credit agreement, promissory note, lease or other agreement relating to any indebtedness of Company to any person (other than under this Note) in excess of $250,000, and any grace period applicable to such default has elapsed;

          6.6   Judgment for the payment of money in excess of $250,000 (which is not covered by insurance) is rendered by any court or other governmental body against Company, and Company does not discharge the same or procure a stay of execution thereof within thirty (30) days from the date of entry thereof, and within such 30-day period (or such longer period during which execution of such judgment shall have been stayed) Company does not appeal therefrom and cause the execution thereof to be stayed during such appeal while providing such reserve therefor as may be required under generally accepted accounting principles; or

          6.7   Company breaches any material representation, warranty or covenant in, or fails to perform any material obligation under, the Purchase Agreement, and such breach or failure is not cured within thirty (30) days following written notice of such breach or failure delivered by Payee to Company, and such uncured breach or failure has, or will have, a material adverse effect on the Company and its subsidiaries taken as a whole.

        Upon the occurrence of an Event of Default hereunder, all unpaid principal, accrued interest and other amounts owing hereunder shall, at the option of Payee, and, in the case of an Event of Default pursuant to 6.2 or 6.3 above, automatically, be immediately due, payable and collectible by Payee pursuant to applicable law.

        7.    Waiver.    Company waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses.

        The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

        Any term, covenant, agreement or condition of this Note may, only with the written consent of the Company and Payee, be amended or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively), altered, modified or amended.

        8.    Governing Law.    This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of Colorado, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

        9.    Successors and Assigns.    Payee may not assign or otherwise transfer this Note without the prior written consent of Company, which shall not be unreasonably withheld or delayed, provided, however, that the Payee of this Note may assign or otherwise transfer this Note without the consent of Company to the Members in accordance with their respective membership interests in the Payee. Subject to the foregoing, the provisions of this Note shall inure to the benefit of and be binding on any successor to Company and shall extend to any holder hereof.

        10.    No Novation.    This Note is an amendment and restatement of the Original Note. This Note is not a novation of the Original Note, nor is the indebtedness represented by this Note a novation of the indebtedness represented by the Original Note.

COMPANY:

LOCAL MATTERS, INC. (FORMERLY KNOWN AS APTAS, INC.)
By:	/s/ PERRY EVANS
Printed Name: Perry Evans
Title: CEO and President

ACCEPTED AND AGREED AS OF THE DATE
FIRST ABOVE WRITTEN:

YP WEB PARTNERS, LLC

By:	/s/ DONALD F. JONES
Printed Name:	Donald F. Jones
Title:	President

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